UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2005
Commission File Number 0-29338
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

2005 INTERIM RESULTS — UNAUDITED
CHAIRMAN’S STATEMENT
FINANCIAL REVIEW
Consolidated income statement
Consolidated balance sheet
Notes
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2005 INTERIM RESULTS — UNAUDITED
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2005.
This interim results have been reviewed by the Company’s Audit Committee and the auditors.
INTERIM RESULTS
The Group’s turnover and loss attributable to shareholders amounted to HK$144,252,000 (2004: HK$130,623,000) and HK$10,390,000 (2004: HK$50,992,000) respectively. Basic loss per share was HK2.51 cents (2004: HK12.34 cents).
INTERIM DIVIDEND
In view of the loss recorded for the first half of 2005 and the need of the Group’s future development, the Board has resolved not to declare any interim dividend for the six months ended 30 June 2005 (2004: Nil).
BUSINESS REVIEW
The Group’s five in-orbit satellites, APSTAR V, APSTAR VI, APSTAR I, APSTAR IA and APSTAR IIR, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition during the period. Owing to the completion of the Satellite Replacement Programme which significantly increased transponder capacities of the Company, as well as the keen competition of satellite transponder market in Asia Pacific Region, the utilization rates of the Group’s satellites, APSTAR V, APSTAR VI, and APSTAR IIR were at 58.5%, 27.1% and 100%, respectively.

APSTAR VI
APSTAR VI satellite was successfully launched at 8:00 p.m. on 12 April 2005 from the Xichang Satellite Launch Center aboard a Long March 3B launch vehicle. APSTAR VI, which is a high power satellite based on a SB-4100 C 1 model supplied by Alcatel Space with 38 C-band transponders and 12 Ku-band transponders, is the fifth in-orbit satellite of the Group and a powerful addition to the APSTAR fleet. APSTAR VI is located at geostationary orbital slot 134 degrees East longitude as a replacement satellite to APSTAR IA. This satellite will provide high power Asia Pacific footprints with its C-band transponders covering China, India, Southeast Asia, Australia, South Pacific Islands, Guam and Hawaii, while its Ku-band focusing in China. It has a strong neighborhood effect due to the presences of CCTV and other renowned Chinese broadcasters and will become one of the most popular multilingual and multicultural satellite platforms in Asia Pacific Region. It started commercial operation on 7 June 2005. The satellite operation life is estimated to be about 16 years. The customers of APSTAR IA has been migrated to APSTAR VI successfully. The Company will ensure the utilization of the residual value of APSTAR IA so that it can contribute to the revenue of the Group.
APSTAR V
APSTAR V, being the fourth in-orbit satellite of the Group to replace APSTAR I, commenced commercial operation on 13 August 2004. The satellite is located at geostationary orbital slot 138 degrees East longitude with an estimated operation life of 15.3 years. APSTAR V is a high power satellite, based on FS1300 model of Space System/Loral Inc. with 38 C-band and 16 Ku-band transponders. Its C-band transponders cover China, India, Southeast Asia, Australia, New Zealand, South Pacific Islands, Guam and Hawaii whereas its Ku-band transponders cover Mainland China, India, Taiwan, Hong Kong and Korea. It supports various transponder services including DTH broadcasting, Internet and VSAT services within Asia while providing an inter-connection to the United States.
The commencements of APSTAR V and APSTAR VI will effectively strengthen the competitive edges of the Group in transponder services market by providing the latest advanced and comprehensive satellite communication and broadcasting services to our customers.
Satellite TV Broadcasting and Uplink Services
After the successful establishment of the satellite TV broadcasting platform, APT Satellite TV Development Limited (“APT TV”), a wholly-owned subsidiary of the Group has been aggressively expanding the broadcasting and uplink services under the Satellite TV Uplink and Downlink Licence of Hong Kong Special Administrative Region. As at 30 June 2005, APT TV uplinks and broadcasts up to 37 satellite TV channels for the broadcasters of the region.
Satellite-based Telecommunications Services
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services to telecommunication operators of the region under the Fixed Carrier Licence of Hong Kong Special Administrative Region. APTS continues to provide VSAT, wholesales voice services, facilities management services and teleport uplink services to Hong Kong and Asian based telecommunication users including satellite operators, telecommunication operators, ISPs, and wholesale voice players.
Both uplink and broadcasting services and telecommunication services can help the Group to strengthen its competitive edge by offering “One-stop Services” and expand the customers base of the Group.
BUSINESS PROSPECTS
The demand of transponders will grow slowly in the second half of 2005. The market competition will still be fierce due to supply over demand. The price of transponders will still subject to pressure. The second half of 2005 will be challenging. However, the success of the Satellite Replacement Programme helps boost the competitive edge of the Group. We are confident that the Company will tide over the short-term difficulty.
FINANCE
As at 30 June 2005, the Group’s gearing ratio (total liabilities / total assets) was approximately 44%. The Liquidity Ratio (current assets /current liabilities) was 1.51 times. The total equity attributable to Group was HK$2,182,744,000.
The Group has cash and cash equivalents amounting HK$438,060,000 and pledged bank deposits of HK$33,724,000. The Group has the outstanding capital commitment of HK$1,340,000, which is mainly in respect of the purchases of equipment.
CORPORATE GOVERNANCE
The Group is committed to high standard of corporate governance especially in internal control and compliance. In the first half of 2005, the Company has substantially complied with the code provisions set out in the Code of Corporate Governance Practices as required by the rules (the “Listing Rules”) governing the listing of securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). Meanwhile, the Company has revised the Terms of Reference of Audit Committee for incorporation of certain code provisions and has established the Nomination Committee and the Remuneration Committee. The management of the Company has also set up the Internal Control Committee, which is actively establishing and improving the internal control systems of the Group; and the Compliance Committee, which oversights all relevant compliances.
CONCLUSION
As the market competition will still be fierce and transponders in the region are still oversupply, the second half of 2005 will still be challenging. APSTAR V and APSTAR VI will help improve the Group’s performance in the coming years.

NOTE OF APPRECIATION
On behalf of the Board, I would like to offer my sincere thanks to Mr. Chen Zhaobin, who resigned as the Executive Director and President, and Mr. Lim Wee Seng, who resigned as the Non-executive Director, of the Company, for their contributions to the development of the Company.
On behalf of the Board, I would like also warmly welcome Mr. Ni Yifeng, joining the Company as the Executive Director and President, and Ms Lan Kwai-chu, joining the Board as Non-executive Director of the Company. I would like to take this opportunity to thank all our customers and friends for their support, as well as to all staff members of the Group for their contributions to the Group during the period.

Liu Ji Yuan Chairman
Hong Kong, 12 September 2005

FINANCIAL REVIEW
The Group recorded a loss after taxation of HK$10,863,000 for the period ended 30 June 2005, a decrease of loss of HK$40,642,000, as compared to the period ended 30 June 2004, mainly as a result of increase of income and decrease of the cost of services. The increase of income for the period ended 30 June 2005 was mainly due to commencement of some new utilization contracts for APSTAR V and the increase of other operating income arising from the increase of interest income and other income. The decrease of cost of services was mainly due to decrease of depreciation in respect to satellite which was offset by an increase in satellite insurance cost incurred in running the APSTAR V, which began service in August 2004.
The Group believes that the commencement of operation of APSTAR VI from June 2005 will further enhance the competitive position of the Group.
CAPITAL EXPENDITURE, LIQUIDITY, FINANCIAL RESOURCES AND GEARING RATIO
During the period, the Group’s principal use of capital was the capital expenditure related to the construction, launch service and launch insurance of APSTAR VI which had been funded by internally generated cash and bank loan. The capital expenditure incurred for the period ended 30 June 2005 amounted to HK$521,770,000.
On 18 May 2005, the Group entered into a Second Deed of Amendment and Restatement to the US$240 million secured term loan facilities agreement dated as of 16 December 2002 (the “Bank Loan”) with banks. The first amendment cancelled the unutilized portion for the facilities with respect to APSTAR V and the backup satellite. The aggregate Bank Loan facility was reduced to US$165 million. The repayment date of the first installment under the facility with respect of APSTAR V and certain financial covenants were amended. The second amendment extended the availability period of drawing under the facility with respect to APSTAR VI to 30 June 2005 and amended the financial covenants. As at 30 June 2005, the Group complied with all the financial covenants over the past six-month period. The aggregate amount drawn under the Bank Loan as at 30 June 2005 was HK$1,205,100,000 (US$154,500,000). The unutilized portion for the facility with respect to APSTAR VI was cancelled due to the availability period of drawing having expired at 30 June 2005. During the period, the Group repaid Bank Loan of HK$17,550,000 (US$2,250,000). As a result of the above repayments, total outstanding with respect to Bank Loan was HK$1,187,550,000 (US$152,250,000).
As at 30 June 2005, the Bank Loan was primarily denominated in US$ and was on floating-rate basis. The debt maturity profile of the Group was as follows:

Year of Maturity	HK$

Repayable within 1 year or on demand	120,510,000
Repayable after one year but within five years	830,232,000
Repayable after five years	236,808,000

As at 30 June 2005, the Group has approximately HK$438,060,000 (31 December 2004: HK$673,763,000) free cash and HK$33,724,000 (31 December 2004: HK$21,140,000) pledged deposit. Together with cash flow generated from operations, the Group could meet with ease all the debt repayment schedules in the coming year.
As at 30 June 2005, the Group’s total liabilities were HK$1,714,652,000, an increase of HK$284,629,000 as compared to 31 December 2004, which was mainly due to the net borrowing of HK$211,770,000 (US$27,150,000) from the Bank Loan and an increase of accrued charges. As a result, the gearing ratio (total liabilities/total assets) has risen to 44%, representing a 5% increase as compared to 31 December 2004.
CAPITAL STRUCTURE
The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the period, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. Interest under Bank Loan was computed at the London Inter-Bank Offering Rate plus a margin. The Group would consider the fluctuation risk of the floating interest rate and would take appropriate measure in due course to hedge against interest rate fluctuation.
SIGNIFICANT INVESTMENTS, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES
The Group maintained its interest in APT Satellite Telecommunications Limited (“APT Telecom”) at 55% as at 30 June 2005. APT Telecom is engaged in property leasing and related facilities management services. As at 30 June 2005, APT Telecom still incurred a loss and the Group’s share of loss of jointly controlled entities was HK$2,909,000. As compared with the same period last year, the increase of share of loss of jointly controlled entities was mainly due to APT Telecom recognised a loss on investment property revaluation of HK$5,000,000, of which the Group shared HK$2,750,000.
SEGMENT INFORMATION
The turnover of the Group, which is analyzed by business segments, is disclosed in note 2 of this announcement.
Satellite Transponder Capacity Services
Revenue from Satellite Transponder Capacity Services for the period ended 30 June 2005 increased approximately 13% to HK$128,103,000. This primarily reflected the increase of revenue due to commencement of some new utilization contracts for APSTAR V which leading to increase of segment profit.

Satellite-based broadcasting and telecommunications
Revenue from Satellite-based broadcasting and telecommunications for the period ended 30 June 2005 decreased approximately 10% to HK$17,613,000. Segment result improved from loss for the period ended 30 June 2004 to the profit of HK$740,000 for the period ended 30 June 2005. The decline in revenue was mainly due to loss of customers in VSAT and wholesale voice services but part of the decrease was offset by an increase in revenue derived from TV uplink services. Segment result has improved because provision for doubtful debts in respect of wholesale voice services were provided for the period ended 30 June 2004, but no such provision was considered necessary for the period ended 30 June 2005.
CHARGES ON GROUP ASSETS
The Bank Loan is secured by the assignment of the construction, launch service and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claims proceeds, and the assignment of all their present and future agreements of transponder capacity and termination payments under construction, launch service and related equipment contracts. Any insurance claim proceeds must be deposited in a designated account and withdrawal of any amount from this designated account shall follow the terms of Bank Loan. At 30 June 2005, the assets under fixed charge were APSTAR V and APSTAR VI approximately HK$2,848,972,000 (31 December 2004: HK$2,398,169,000) and bank deposit of approximately HK$33,724,000 (31 December 2004: HK$20,750,000).
In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,829,000 (31 December 2004: HK$4,887,000).
CAPITAL COMMITMENTS
On 10 November 2004, the Group had entered into an agreement with a contractor pursuant to which the Group is granted a right to require the contractor to provide for the design, construction, delivery and launch of a new satellite, APSTAR VIB and the total option price is HK$59,904,000. If the option is exercised, the total consideration for the procurement and launch of APSTAR VIB is HK$936,780,000 and the option price will be applied towards the total consideration. As at 30 June 2005, the option paid of HK$59,904,000 was included as prepayment for construction of a satellite in the balance sheet.
As at 30 June 2005, the Group has the outstanding capital commitments of HK$1,340,000 (31 December 2004: HK$626,599,000), which was contracted but not provided for in the Group’s financial statements, mainly in respect of the purchases of equipment.
CONTINGENT LIABILITIES
Details of contingent liabilities of the Group are set out in note 8 of this announcement.

HUMAN RESOURCES
As at 30 June 2005, the Group had 166 employees (2004: 156). The Group remunerates its employees in accordance with their respective responsibilities and current market trends. The Group has established an incentive bonus scheme designed to motivate employees to provide better contribution to the Group. The Company has also set up share option schemes pursuant to which employees of the Company may be granted options to subscribe for the Company’s shares.
The Group does provide vocational training to employees to update and upgrade their knowledge on related job fields.

Consolidated income statement
for the six months ended 30 June 2005 — unaudited

		Six months ended 30 June
		2005	2004
	Note	HK$'000	HK$'000

Turnover	2	144,252	130,623
Cost of services		(121,045)	(134,601)

Gross profit/(loss)		23,207	(3,978)
Other operating income		22,790	3,463
Administrative expenses		(37,031)	(39,569)

Profit/(loss) from operations	2	8,966	(40,084)
Finance costs	3	(8,629)	—
Share of results of jointly controlled entities		(2,909)	(160)

Loss before taxation	3	(2,572)	(40,244)
Income tax	4	(8,291)	(11,261)

Loss after taxation		(10,863)	(51,505)

Attributable to:
Equity holders of the parent		(10,390)	(50,992)
Minority interests		(473)	(513)

Loss after taxation		(10,863)	(51,505)

Loss per share	5
— Basic		(2.51 cents )	(12.34 cents )

— Diluted		(2.51 cents )	(12.34 cents )

Consolidated balance sheet at 30 June 2005 — unaudited

		At 30 June	At 31 December
		2005	2004
			(restated)
	Note	HK$'000	HK$'000

Non-current assets
Property, plant and equipment		3,121,905	2,680,330
Interest in leasehold land held for own use under an operating lease		15,757	15,945
Investment property		2,340	2,340
Interest in jointly controlled entities		74,792	78,140
Prepayment for construction of a satellite		59,904	38,454
Club memberships		5,537	5,537
Deposits, prepayments and deferred expenses		33,990	28,044
Deferred tax assets		3,808	10,134

		3,318,033	2,858,924

Current assets
Trade receivables	6	47,309	45,753
Deposits, prepayments and other receivables		58,313	24,752
Amount due from a jointly controlled entity		5,340	2,700
Pledged bank deposits		33,724	21,140
Cash and cash equivalents		438,060	673,763

		582,746	768,108

Current liabilities
Payables and accrued charges		149,006	45,139
Rentals received in advance		22,967	30,652
Loan from a minority shareholder		7,488	7,488
Current taxation		87,109	84,768
Secured bank borrowings due within one year	7	118,457	66,339

		385,027	234,386

Net current assets		197,719	533,722

Total assets less current liabilities carried forward		3,515,752	3,392,646

Consolidated balance sheet at 30 June 2005 — unaudited
(Continued)

		At 30 June	At 31 December
		2005	2004
			(restated)
	Note	HK$'000	HK$'000

Total assets less current liabilities brought forward		3,515,752	3,392,646

Non-current liabilities
Secured bank borrowings due after one year	7	1,057,993	909,441
Deposits received		15,101	12,607
Deferred income		250,107	261,380
Deferred tax liabilities		6,424	12,209

		1,329,625	1,195,637

Net assets		2,186,127	2,197,009

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,525	1,287,525
Contributed surplus		511,000	511,000
Share option reserve		27,269	27,269
Translation reserve		(39)	(20)
Other reserves		102	102
Accumulated profits		315,560	325,950

Total equity attributable to equity holders of the parent		2,182,744	2,193,153

Minority interests		3,383	3,856

Total equity		2,186,127	2,197,009

Notes:
1.	Changes in accounting policies
The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2005, on the basis of HKFRSs currently in issue.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.
(a)	Employee share option scheme (HKFRS 2, Share-based payment)
In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price.

The new accounting policy has been applied retrospectively by decreasing the opening balance of retained earnings as of 1 January 2005 by HK$29,328,000 (1 January 2004: HK$29,328,000), with the corresponding amount credited to share premium and share option reserves. There is no effect on the Group’s loss before taxation for the six months ended 30 June 2004 and 2005 as a result of this new accounting policy.

Details of the employee share option scheme can be found in the Company’s annual report for the year ended 31 December 2004.

(b)	Investment properties (HKAS 40, Investment property, and HK(SIC) Interpretation 21, Income taxes — Recovery of revalued non-depreciable assets)
Changes in accounting policies relating to investment properties are as follows.
(i)	Timing of recognition of movements in fair value in the income statement
In prior years, movements in the fair value of the Group’s investment properties were recognised directly in the investment properties revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the income statement had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the income statement.

Upon adoption of HKAS 40 as from 1 January 2005, all changes in the fair value of investment properties are recognised directly in the income statement in accordance with the fair value model in HKAS 40.

These changes in accounting policy have been adopted retrospectively by increasing the opening balance of retained earnings as of 1 January 2005 by HK$5,500,000 (1 January 2004: HK$7,700,000) to include all of the Group’s previous investment properties revaluation reserve.

As a result of this new policy, the Group’s loss before taxation for the six months ended 30 June 2005 has increased by HK$2,750,000 (30 June 2004: nil), being the Group’s share of the net decrease in the fair value of the investment property held by the Group’s jointly controlled entity. The decrease is reflected in the share of results of jointly controlled entities.
(ii)	Measurement of deferred tax on movements in fair value
In prior years the Group was required to apply the tax rate that would be applicable to the sales of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the group’s investment properties, no deferred tax was provided in prior years.

As from 1 January 2005, in accordance with HK(SIC) Interpretation 21, the Group recognises deferred tax on movements in the value of an investment property using tax rates that are applicable to the property’s use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

This new accounting policy has been adopted retrospectively, but there is no impact on the Group’s net assets as at the period end/year end and on the Group’s loss attributable to the equity shareholders for the periods presented.

(c)	Leasehold land and buildings held for own use (HKAS 17, Leases)
In prior years, leasehold land held for own use which was presented as part of “Land and buildings” in “Property, plant and equipment” was stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation was calculated to write-off the cost of leasehold land on a straight-line basis over their lease term.

With effect from 1 January 2005, in order to comply with HKAS 17, leasehold land held for own use are accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the leasehold land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Any pre-paid land premiums for acquiring the leasehold land, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the lease term.

Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

The new accounting policy has been adopted retrospectively, but there is no impact on the Group’s net assets as at the period end/year end and on the Group’s loss attributable to equity shareholders for the periods presented. An additional line item “Interest in leasehold land held for own use under an operating lease”, which was previously included in “Property, plant and equipment” has been included on the face of consolidated balance sheet. The comparative figure for “Property, plant and equipment” has been reclassified to conform with the current year’s presentation.
(d)	Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)
In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

(e)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39 Financial instruments: Recognition and measurement)
In prior years, loan arrangement fee was included as part of the “Deposits, prepayments and deferred expenses” and was amortised over the terms of the relevant bank borrowings. With effect from 1 January 2005, in order to comply with HKAS 39, the unamortised balance of the loan arrangement fee is presented as a deduction from the secured bank borrowings in the consolidated balance sheet.

The adoption of the new accounting standard has no impact on the Group’s net assets as at the period end/year end and on the Group’s loss attributable to equity shareholders for the periods presented.

Comparative amounts have not been restated in accordance with the transitional arrangement in HKAS 39.

2.	Segmental reporting
Segment information is presented in respect of the Group’s business. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.
Inter-segment pricing is based on similar terms as those available to other external parties.
Business segments
The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

	Provision of		Provision of
	satellite		satellite-based
	transponder		broadcasting and
	capacity and		telecommunications		Inter-segment
	related services		services		elimination		Consolidated
For the six months ended	2005	2004	2005	2004	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	126,816	110,987	17,302	19,636	—	—	144,118	130,623
Inter-segment turnover	1,287	2,826	311	3	(1,598)	(2,829)	—	—

Total	128,103	113,813	17,613	19,639	(1,598)	(2,829)	144,118	130,623

Service income							134	—

							144,252	130,623

Segment result	21,964	(5,604)	740	(2,869)	369	(3)	23,073	(8,476)
Service income							134	—
Unallocated operating income and expenses							(14,241)	(31,608)

Profit/(loss) from operations							8,966	(40,084)

3.	Loss before taxation
Loss before taxation is arrived at after charging/(crediting):

	Six months ended 30 June
	2005	2004
	HK$'000	HK$'000

Interest on borrowings	18,391	6,901
Less: borrowing costs capitalised	(9,762)	(6,901)

	8,629	—

Depreciation and amortisation	80,355	103,942
(Gain)/loss on disposal of property, plant and equipment	(46)	18

4.	Income tax

	Six months ended 30 June
	2005	2004
	HK$'000	HK$'000

Current tax — Provision for Hong Kong Profits Tax	—	—
Current tax — Overseas	7,750	8,207
Deferred tax	541	3,054

	8,291	11,261

Hong Kong Profits Tax has been provided at the rate of 17.5% on the estimated assessable profits for the period. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.
5.	Loss per share
(a)	Basic loss per share
The calculation of basic loss per share is based on the loss attributable to equity holders of the parent of HK$10,390,000 (six months ended 30 June 2004: HK$50,992,000) and the weighted average of ordinary shares of 413,265,000 (30 June 2004: 413,265,000 shares).
(b)	Diluted loss per share
Diluted loss per share is the same as the basic loss per share as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2005 and 2004.

6.	Trade receivables
The Group allows an average credit period of 10 days to its trade customers. The following is an ageing analysis of trade receivables (net of specific provisions for bad and doubtful debts) at the balance sheet date:

	At 30 June	At 31 December
	2005	2004
	HK$'000	HK$'000

0 - 30 days	16,884	22,167
31 - 60 days	8,550	4,106
61 - 90 days	9,138	4,278
91 - 120 days	2,484	765
Over 121 days	10,253	14,437

	47,309	45,753

7.	Secured bank borrowings
During the current period, the Group further drewdown approximately HK$229,320,000 (30 June 2004: nil) and repaid bank loans of approximately HK$17,550,000 (30 June 2004: nil). At 30 June 2005, the assets pledged for securing bank borrowings are the satellites of approximately HK$2,848,972,000 (31 December 2004: HK$2,398,169,000) and bank deposits of approximately HK$33,724,000 (31 December 2004: HK$20,750,000).

	At 30 June	At 31 December
	2005	2004
	HK$'000	HK$'000

Proceeds from secured bank borrowings	1,187,550	975,780
Transaction costs	(11,100)	—

Net proceeds	1,176,450	975,780

8.	Contingent liabilities
(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 30 June 2005 amounted to HK$1,187,550,000 (2004: HK$975,780,000).

(iii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a gain of HK$389,744,000 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. This subsidiary has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR.

Having taken into consideration independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position that the gain derived from the abovementioned transaction should be treated as non-taxable. Accordingly, no provision for additional taxation is required. In the event that the Company is unsuccessful in the capital gains claim, the estimated tax exposure is HK$56,000,000.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
CODE ON CORPORATE GOVERNANCE PRACTICES
Throughout the six months ended 30 June 2005, other that the requirements relating to the preparation and content of a Corporate Government Report (which will come into effect in respect of the Company’s annual report for the financial year ending 31 December 2005) and that the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-laws of the Company and that the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions, the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules.
AUDIT COMMITTEE
In the meeting on 1 September 2005, the Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim report for the six months ended 30 June 2005. The Audit Committee comprises of three independent non-executive directors including Mr. Yuen Pak Yiu, Philip, Dr. Huan Guocang and Dr. Lui King Man.
INTERIM REPORT
The Company’s 2005 Interim Report containing information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange’s website and the Company’s website (www.apstar.com) in due course.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Yin Yen-liang, Lan Kwai-chu, Wu Zhen Mu, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lan Kwai-chu)
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.
     Date: September 13, 2005.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng Executive Director and President